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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                        13a-16 OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of             August, 1999

                  EXCEL MARITIME CARRIERS LTD.
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         (Translation of registrants name into English)

Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda
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             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /  /     Form 40-F /  /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.  Yes /  /     No /  /

[If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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    The following is the text of a press release which has been distributed by the Company:



                  EXCEL MARITIME CARRIERS LTD.
Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda



HAMILTON, BERMUDA, June 30, 1999 - EXCEL MARITIME CARRIERS LTD
(EXM:AMEX) announces the filing of its Semiannual Report for Six
Months Period ending June 30, 1999.

The Semiannual Report contains unaudited consolidated financial statements of the Company reflecting the operation of four vessels, two crude oil tankers and two dry bulk carriers during the period. The Company recorded net income for the period of US$634,000 and earnings per share of US$0.10.



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                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EXCEL MARITIME CARRIERS LTD.


Date: August 16, 1999             by /s/ Gabriel Panayotides
                                     ___________________________
                                     Gabriel Panayotides
                                     Chairman








































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